

August 6, 2012

Kenneth J. Kay
Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: Las Vegas Sands Corp.**
> **Form 10-K**
> **Filed February 29, 2012**
> **File No. 001-32373**

Dear Mr. Kay:

We have reviewed your response letter dated July 9, 2012 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Hotel Revenue Measurements, page 40

1. We note your response to comment one. In addition to your proposed disclosure, please disclose how the room rate is determined for complimentary rooms. In addition, please tell us why period to period changes in occupancy and ADR are useful to investors given the influence of complimentary rooms on the metrics, especially if the amount of complimentary rooms fluctuates materially from period to period or if the rates attributed to complimentary rooms are often higher than the rates for rooms paid for by guests.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Business of Company

Development Projects, page 71

1.   We have considered your response to our prior comment 3. With respect to your development of parcels 7 and 8 in Macao, please tell us whether you have determined that the properties have been impaired as a result of your decision not to appeal the decision of the Macao government to deny the land concession. To the extent you have determined that the properties are not impaired, explain to us how you have arrived at that conclusion. Additionally, please provide us with a summary of your impairment analysis for the Las Vegas Condo Tower including an explanation of any significant assumptions used in the analysis.

Note 16 – Employee Benefit Plans, page 106

2.   We have considered your response to our prior comment 6. Please provide us with a full rollforward of your liability for self-insurance claims for each period included in your 10-K for the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Assistant Director at (202)551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief